EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Superconductor Technologies Inc. on Form S-3 of our report (which includes an explanatory paragraph as to the Company’s ability to continue as a going concern) dated March 23, 2018, with respect to our audits of the consolidated financial statements and related consolidated financial statement schedules of Superconductor Technologies Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 appearing in the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2017. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Los Angeles, California

December 4, 2018